UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-39968

TELUS International (Cda) Inc.
(Registrant’s name)

Floor 7, 510 West Georgia Street

Vancouver, BC V6B 0M3

Tel.: (604) 695-3455

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS International (Cda) Inc.

Date: February 5, 2021	By:	/s/ Michel Belec
	Name:	Michel Belec
	Title:	Chief Legal Officer

EXHIBIT

Exhibit	Description of Exhibit

99.1	Articles of TELUS International (Cda) Inc.
99.2	Opinion of Osler, Hoskin & Harcourt LLP as to the validity of the shares (incorporated by reference by this filing into the Registration Statement on Form F-1 (Nos. 333-251993 and 333-252678)
99.3

Registration Rights Agreement dated February 5, 2021 among TELUS Communications Inc., TELUS International Holding Inc., 1276431 B.C. LTD., 1276433 B.C. LTD., 1276435 B.C. LTD., 1276436 B.C. LTD. RIEL B.V. and TELUS International (Cda) Inc.

99.4	Shareholders Agreement dated February 5, 2021 among TELUS Communications Inc., Riel B.V. and TELUS International (Cda) Inc.
99.5	Collaboration and Financial Reporting Agreement dated February 5, 2021 between TELUS Corporation and TELUS International (Cda) Inc.
99.6	Coattail Agreement dated February 5, 2021 among TELUS International (Cda) Inc., TELUS Communications Inc., Riel B.V., and Computershare Trust Company of Canada
99.7	News Release Dated February 2, 2021
99.8	News Release Dated February 5, 2021